AdvantaMeds Solutions USA Fund I, Inc.

20511 Abbey Drive

Frankfort, Illinois 60423

Phone: (651) 270-8264

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Wednesday, December 23rd, 2015

Dear J. Nolan McWilliams & Mr. Ryan Adams,

Please withdraw our Acceleration & Qualification Letter 2015-12-16 for AdvantaMeds Solutions USA Fund I, Inc. (SEC File Number 024-10494).

Thank you,

Geoff Thompson

Chief Executive Officer

AdvantaMeds Solutions USA Fund I, Inc.